SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Edward L. Ristaino, Esq.

Akerman Senterfitt

Las Olas Centre II, Suite 1600

350 East Las Olas Boulevard

Fort Lauderdale, FL 33301-2229

Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251588109	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COCONUT PALM CAPITAL INVESTORS I, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,206,652
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 251588109	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COCONUT PALM CAPITAL INVESTORS I, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,206,652
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 251588109	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD C. ROCHON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,206,652
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 251588109	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARIO B. FERRARI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,206,652
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 251588109	13D	Page 6 of 9 Pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the joint filing on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2004, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

This Amendment relates to the common stock, $.10 par value per share (the “Common Stock”), of Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On April 4, 2005, Coconut Palm distributed an aggregate of 396,674 shares of Common Stock and warrants to purchase an aggregate of 396,674 additional shares of Common Stock (the “Distribution”) to certain of its limited partners (the “Limited Partners”) upon the redemption of their limited partnership interests in Coconut Palm. The Limited Partners paid to Coconut Palm an aggregate of $1,000.00 for the redemption of their limited partnership interests, in accordance with Coconut Palm’s limited partnership agreement.

Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Clauses (a) through (c) of Item 5 are hereby amended in their entirety to read as follows:

(a)	As of the date of this Amendment:

(1)

Coconut Palm Capital Investors I, Ltd. (“Coconut Palm”) beneficially owns 6,000,000 shares of Common Stock, including 4,000,000 shares of Common Stock underlying warrants that are immediately exercisable, which represents approximately 63.9% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(2)

Coconut Palm Capital Investors I, Inc. (“Coconut Palm Inc.”), as the general partner of Coconut Palm, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(3)

Richard C. Rochon, as the sole shareholder and an officer and director of Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Rochon may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm and Coconut Palm Inc.

(4)

Mario B. Ferrari, as an officer and director of Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Ferrari may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm and Coconut Palm Inc.

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 5,792,877 shares of Common Stock, which is the total number of shares of Common Stock outstanding as of February 28, 2005.

CUSIP No. 251588109	13D	Page 7 of 9 Pages

(b)	Voting and Dispositive Power.

(1)

Each of the Reporting Persons has the sole power or may be deemed to have the sole power to vote or to direct the vote of 6,000,000 shares of Common Stock, consisting of 2,000,000 shares of Common Stock and 4,000,000 shares of Common Stock underlying warrants that are immediately exercisable. 793,348 of the 6,000,000 shares of Common Stock consist of an aggregate of 396,674 shares of Common Stock and 396,674 shares of Common Stock underlying warrants that are immediately exercisable, which the Reporting Persons have the sole power to vote pursuant to proxy agreements that were executed by the Limited Partners in connection with the Distribution, as described in Item 6 below.

(2)	Each of the Reporting Persons has the sole power to dispose of 5,206,652 shares of Common Stock.

(c)

As described in Item 4, on April 4, 2005, Coconut Palm distributed the following shares of Common Stock and warrants to purchase additional shares of Common Stock to the Limited Partners, upon the redemption of their limited partnership interests in Coconut Palm:

•	an aggregate of 396,674 shares of Common Stock;

•	warrants to purchase an aggregate of 198,337 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 99,167 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 99,170 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

The Limited Partners paid to Coconut Palm an aggregate of $1,000.00 for the Distribution.

Except as set forth in this Amendment, to the best knowledge of each of the Reporting Persons, neither the Reporting Persons nor any director or executive officer of any of the Reporting Persons and no other person described in this Amendment has beneficial ownership of any shares of Common Stock, or has engaged in any transaction during the past sixty (60) days in any shares of Common Stock, other than the Distribution.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

In connection with the Distribution, the Limited Partners granted to Coconut Palm Inc. a proxy to vote all of the securities owned by them at any meeting of the shareholders of the Company or any adjournment thereof, however called, and in any action by written consent of the shareholders of the Company, in such manner as Coconut Palm Inc. shall determine in its sole discretion. A form of the proxy is attached to this Amendment as Exhibit 2 and is incorporated by reference herein.

Except as set forth or incorporated by reference in this Item 6, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

CUSIP No. 251588109	13D	Page 8 of 9 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement relating to the filing of this statement
Exhibit 2.	Form of Proxy and Power of Attorney

CUSIP No. 251588109	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2005

COCONUT PALM CAPITAL INVESTORS I, LTD.

By:	COCONUT PALM CAPITAL INVESTORS I, INC., its general partner

	By:	/s/ Richard C. Rochon
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

/s/ Richard C. Rochon
Richard C. Rochon

/s/ Mario B. Ferrari
Mario B. Ferrari

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 6, 2005

COCONUT PALM CAPITAL INVESTORS I, LTD.

By:	COCONUT PALM CAPITAL INVESTORS I, INC., its general partner

	By:	/s/ Richard C. Rochon
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

/s/ Richard C. Rochon
Richard C. Rochon

/s/ Mario B. Ferrari
Mario B. Ferrari

EXHIBIT 2

PROXY

AND POWER OF ATTORNEY

By its execution hereof, the undersigned limited partner (the “Limited Partner”) of Coconut Palm Capital Investors I, Ltd., a Florida limited partnership (the “Partnership”) hereby constitutes and appoints Coconut Palm Capital Investors I, Inc., and any of its nominees designated in writing (the “Proxy Holder”), with full power of substitution and resubstitution, as such Limited Partner’s true and lawful attorney and proxy, for and in such Limited Partner’s name, place and stead, to vote each and all of the securities of Devcon International Corp., a Florida corporation (“Devcon”), owned by the Limited Partner, as set forth on Exhibit A hereto (the “Securities”), at every meeting of the shareholders of Devcon, and to execute on behalf of such Limited Partner any ballot, proxy, consent, certificate or other document relating to the Proxy Holder that law permits or requires with respect to any matters involving or related to Devcon, in such Proxy Holder’s sole discretion.

This Proxy and Power of Attorney (“Proxy”), effective as of __________, 2005, is granted in connection with the redemption of the Limited Partners’ partnership interests in the Partnership, is coupled with an interest, and shall be irrevocable to the extent permitted by law until the Expiration Date (as defined below).

The Limited Partner hereby grants and gives the Proxy Holder full authority and power to do and perform any and all other acts necessary or incident to the performance and execution of the power the Limited Partner has expressly granted, with power to do and perform all acts authorized hereby, as fully to all intents and purposes as the Limited Partner might or could do if personally present.

The Limited Partner hereby ratifies and confirms all acts whatsoever that the Proxy Holder, as the Limited Partner’s agent, shall or may do by virtue of this Proxy.

In addition, the Limited Partner shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Proxy Holder, or its nominees, the power to carry out and give effect to the provisions of this Proxy.

Notwithstanding anything to the contrary contained herein, this Proxy shall automatically terminate (the “Expiration Date”) as of the earlier to occur of the following: (i) upon the execution of a written agreement by the Limited Partner, Partnership and Proxy Holder; or (ii) such date and time as the Limited Partner shall Transfer (as defined below) the Securities to any third party, or any ownership interest in the Securities to any third party; provided, however, if the Limited Partner Transfers some, but not all, of the Securities, then this Proxy shall terminate solely with respect to the Transferred Securities and shall remain valid and enforceable with respect to any remaining Securities owned by the Limited Partner.

For purposes of this Proxy, the Limited Partner shall be deemed to have effected a “Transfer” of a Security if such Limited Partner, directly or indirectly: (i) sells, offers to sell, enters into any type of equity swap, transfers or disposes of such Security, any interest therein, or the economic consequences of ownership of such Security or (ii) enters into an agreement, contract or commitment providing for the foregoing; provided, however, the Limited Partner shall not deposit (or permit the deposit of) any Securities in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Limited Partner under this Proxy. For purposes of this Proxy, a Transfer shall not include any Transfer of Securities: (i) to any member of the Limited Partner’s immediate family; (ii) to any entity controlled by the Limited Partner or any member of the Limited Partner’s immediate family; (iii) to a trust for the benefit of the Limited Partner or any member of the Limited Partner’s immediate family; or (iv) upon the death of the Limited Partner (each a “Related Party Transfer”). In the event the Limited Partner intends to effectuate any Related Party Transfer, the intended transferee of the Securities shall duly execute a counterpart of this Proxy, and shall agree in writing to hold such Securities, or such interest therein, subject to all of the terms and conditions set forth in this Proxy. The Limited Partner hereby represents and agrees to those persons dealing with the Proxy Holder that this Proxy will not terminate upon the Limited Partner’s death, disability or incompetence.

The Limited Partner hereby agrees to provide written notice of any Transfer of Securities to the Partnership and the Proxy Holder within five (5) business days following such Transfer. Until such time as the Partnership and the Proxy Holder have received such notice, the Partnership and the Proxy Holder shall be entitled to rely on this Proxy.

This Proxy shall be governed by, construed and enforced in accordance with the laws of the State of Florida.

(Signature Follows)

IN WITNESS WHEREOF, the undersigned has executed this Proxy and Power of Attorney, effective as of the date first set forth above.

FOR AN INDIVIDUAL CLASS A LIMITED PARTNER:

Signature: _________________________________________

Printed Name: ______________________________________

FOR AN ENTITY CLASS A LIMITED PARTNER:

Limited Partner Name: _______________________________

By: _______________________________________________

Printed Name: ______________________________________

Title or Capacity: ____________________________________

STATE OF ________________________	)
) SS:
COUNTY OF ______________________	)

The foregoing instrument was acknowledged before me on this _____ day of _______________, 2005, by                                                                                    , individually, or in his, her or its capacity as the _________________________ [Insert Title] of ________________________________ [Insert Name of Class A Limited Partner], who is personally known to me or who has produced                                                                                      (type of identification) as identification.

Printed Name: _________________________________

Notary Public: _________________________________

Commission Expires: ____________________________

Serial Number: _________________________________

EXHIBIT A

Securities	Number

Shares of Common Stock	__________

Warrants with an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007	__________

Warrants with an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008	__________

Warrants with an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009	__________